Feel the World, Inc.
d.b.a. Xero Shoes

Pamela Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
Washington, DC 20549

Re:	Feel the World, Inc.
Draft Offering Statement on Form 1-A
Submitted November 29, 2016
File No. 367-00072

Dear Ms Long:

Thank you for your correspondence of December 27, 2016. We have reviewed your comments and made amendments to our offering statement based on your feedback. To assist you in your review of our modifications, we have include each of your comments in this letter prior to our own response (in red) discussing the changes we have made.

1.	Your table of contents includes page numbers, but your offering circular does not appear to include them. Please revise your amendment to include page numbers.

We have added page numbers to the circular.

Use of Proceeds to Issuer

2.	Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of Feel the World, Inc. See Item 6 of Part II of Form 1- A.

There are no plans to use proceeds towards payments to officers or directors, and we have amended the circular to state this.

3.	We note that you may use the proceeds of this offering to discharge indebtedness. Please describe the material terms of this indebtedness. See Item 6 of Part II of Form 1-A.

 We believe the material terms of our current major loans are outlined in the Liquidity and Capital Resources section, and we have added a cross reference to this section under Use of Proceeds. We have also added additional detail about our minor sources of debt to Liquidity and Capital Resources. Any potential refinance of this indebtedness is contingent upon future available market offerings.

4.

Please provide us supplementally with copies of the reports you cite as the basis for your statements in the Industry Overview section. This includes the reports by SportScan, Global Industry Analysts and Transparency Market Research, and NPD Group, as well as any other reports you are relying upon for this information.

Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 •Broomfield, CO 80021
TEL: 303.447.3100

This data came from private subscription services which we were permitted to view but not fully access. It is cost prohibitive for us to purchase the full reports for these sources, so we have removed this section.

Management Projections

5.

Your projections assume revenue will more than double in 2017 over the annualized amount recognized in the six months ending June 30, 2016, and that it will increase over eight times in 2018. While you have only reported one full year of profitable operations, your projections for 2017 nearly double the amount of net income before taxes from the annualized amount recognized in the six months ending June 30, 2016, and the amount projected for 2018 is nearly nine times the amount. As discussed in Part II(b), projections should have a reasonable basis, and the level of support should be persuasive. Please provide a detailed explanation of your basis for the projections, including the objective information considered. Explain how you considered your limited history of profitable operations and the uncertainty surrounding future operating performance in determining the projections are reasonable.

 We have amended the circular to add additional quantitative support for the projections based on current sales metrics, existing growth patterns, new product releases, sales channel expansion and other factors that we believe supprt the increase in our growth and EBITDA margins moving forward.

Management’s Discussion and Analysis

6.

Given your substantial indebtedness, please address herein your capital resources as of June 30, 2016. In this section, you should, at a minimum, disclose your sources and uses of short- and long-term liquidity. Refer to Item 9(b) and (c) of the Form 1-A. Also address your consideration for not providing a risk factor regarding the adequacy of your liquidity.

We have amended the MD&A to address these issues. We have also expanded the Liquidity section to highlight the change in the due date of the Mettle Ventures line of credit from 2017 to 2019. As we have had sufficient cash to pay down parts of this line of credit, we have added the amount of available credit as of 6/30/16 and 12/31/2016 to this section as well. We have also added a risk factor regarding liquidity to the risk factors section.

7.

Given the materiality of inventories to your financial position and liquidity, please revise to quantify inventory turnover or any other relevant measure(s) used to manage this balance and revise to explain significant fluctuations in these measures for the periods presented.

We have added additional discussion of why our inventory has increased relative to sales during the relevant periods to the Liquidity and Capital resources section, as well as more information about the nature of our inventory to Significant Accounting Policies in the Notes to Financial Statements.

8.

We note your disclosure under the Description of Property section that all manufacturing production is outsourced in China and is overseen by an independent manufacturing agent to whom you pay a commission and that warehousing is also done by a third-party logistics provider. Given that you do not appear to hold inventory and that the supplier appears to be responsible for providing the product directly to the customer, please tell us how you considered ASC 605-45 when determining that gross presentation of recognizing revenue is appropriate. Please provide to us your analysis of the factors included in ASC 605-45 for determining whether revenue should be recognized on a gross or net basis.

Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 •Broomfield, CO 80021
TEL: 303.447.3100

We have reviewed the ASC rules regarding this issue and determined that we are a principal in these transactions for the purpose of the gross presentation of recognizing revenue based on the following:

•	(ASC 605-45-45-4) Primary Obligor: we take responsibility for fulfillment, including acceptability of the products or services ordered by the customer.
•	(ASC 605-45-45-5) General inventory risk: we take title to the product before product is ordered by a customer and will take title back if it is returned by a customer.
•	(ASC 605-45-45-8) Latitude in establishing price: we have latitude to establish pricing to customers.

Because the company is taking title of all product and incurring the full risk/rewards associated with this, we deem the current system of gross reporting as principal is appropriate.

Directors, Executive Officers, and Significant Employees

9.	Please disclose the term of office of Dennis Driscoll, Emilio Torres, and Suze Bragg. See Item 10(a) of Part II of Form 1-A.

We have amended the circular to disclose these terms and to add the January 2, 2017 hire of Melissa Page as Business Development Director.

Interest of Management and Others in Certain Transactions

10.	Please disclose the amount involved in the transactions between the company and J4J Branding.

We have amended the circular to include this information. Financial Statements General

11.

Please revise certain footnotes included with the June 30, 2016 financial statements to provide updated information as of that date and the appropriate prior year period. For example, Notes 4, 5 and 6 regarding loans, taxes and lease obligations, respectively, appear to only reiterate the notes in the December 31, 2015 financial statements, i.e., they contain information only through December 31, 2015.

We have revised these footnotes per these instructions.

Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 •Broomfield, CO 80021
TEL: 303.447.3100

Note 2: Summary of Significant Accounting Policies

12.

We note inventories is your largest asset in all periods. As of December 31, 2015, you recorded separately inventory in transit and disclose in the related significant accounting policy that inventory consists of products purchased for resale and any materials the Company purchased to modify the products. Based on the foregoing description, it would appear that most of your inventory consists of finished goods. However, given the nature of your operations, it is not clear why you would not also record raw materials and/or work-in-process. Please clarify. Revise to provide a separate footnote for inventory as of June 30, 2016 that presents, as applicable, raw materials, work-in-process and finished goods, as well as any valuation reserves required.

We have amended the circular to clarify that the Company contracts directly with its agent for the purchase of finished goods, and therefore has no raw materials or work-in-progress to record. Because the Company also sells shoe kits, we hold outsoles and laces as inventory, but these items are primarily resold without modification as a part of our shoe kits. The custom sandals the Company makes represent 0.27% of units sold and are assembled start-to-finish within a day from existing kit stock.

Note 5: Income Taxes

13.	Please explain why you recognized no income tax expense for the six months ending June 30, 2016.

We have amended the financial statements and notes for 6/30 to include this information.

Note 7: Related Parties

14.

Please revise to include herein the arrangement with J4J Branding described under the section entitled “Interest of Management and Others in Certain Transactions” or otherwise explain why it is not appropriate to include such arrangement as a related party transaction. Refer to ASC 850-10-50.

We have added this section to Note 7 for 2016; this relationship was not in place in 2015.

Note 10: Subsequent Events

15.

Please tell us the date you granted the 315,000 options to your Chief Product Officer. Please explain why the options have not yet been valued, when you expect them to be valued, and when the resulting compensation expense will be recorded. If you are currently undertaking this exercise, please tell us the fair value of your underlying common stock used and your basis for this fair value. Address any disparity between the fair value and the offering price of $4.00. Please tell us if you plan to make additional equity issuances through the offering period. Refer to the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately Held – Company Equity Securities Issued As Compensation.”

These options were granted on May 13, 2016. We are in the process of valuing the options for the 12/31 audit and expect this information to be fully updated by 4/30.

We have revised the 6/30/16 financials to reflect the currently calculated compensation expense of these options. The fair value of the underlying common stock on May 13, 2016 & June 30, 2016 was $.83/share. We used the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately Held – Company Equity Securities Issued As Compensation.” We were in discussions with a potential arms-length investor in late 2015 which continued through 2016 which provided a $.83/share valuation.

Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 •Broomfield, CO 80021
TEL: 303.447.3100

Significant events occurred subsequent to the pricing of the May 13, 2016 stock option grant including: Migration of our product line from seasonal to year-round; additional debt funding secured; launch of a new product line; and hiring of an experienced salesperson providing us accessing to significantly more retail distribution locations than we had previously. In addition, our revenues have grown 90% over prior year. All of these items have caused us to increase the valuation of our shares to a $4 offering price.

In addition to the above changes, we had made several updates to our circular to reflect new material details made available since the original submission.

We have also increased the potential costs of the offering in the circular to account for the possibility that we may choose to engage a broker to allow us to sell securities in four states who may not permit issuers to sell securities directly to the public. As of this submission date, we do not plan to engage a broker, but may choose to do so later.

We have also resubmitted our subscription agreement to reflect several minor technical changes and the incorporation of the By-Laws as an exhibit.

We have submitted our response in public mode. Upon your review and acceptance of these changes, we respectfully request qualification of our offering statement.

Sincerely,

/s/ Lena Phoenix

Lena Phoenix
Chief Operating Officer
Feel the World, Inc.

List of documents resubmitted:

Revised Offering Circular – redline
Revised Offering Circular
Revised Subscription Agreement – Redline
Revised Subscription Agreement
Updated Jones & Keller Legal Opinion
Updated Artesian CPA Consent
First Amendment to Office Lease

Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 •Broomfield, CO 80021
TEL: 303.447.3100